Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2020

Gurugram, India and New York September 9, 2020— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF),  India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2020

“We are starting to see a gradual recovery in travel after the reopening of domestic aviation towards the end of May 2020 post India’s nationwide lockdown in March and April earlier this year. During the quarter we focused our efforts on restructuring our costs and significantly brought down our fixed cost run rate from approximately INR 203.9 million (USD 2.7 million) a month in March 2020 to approximately INR 90.6 million (USD 1.2 million) a month in May 2020 thru a combination of salary cuts ranging from 25% to 75% and renegotiation of contracts with our various service providers. There was an adverse impact of INR 168.4 million (USD 2.2 million) on our operating performance in the current quarter due to legal and professional fees related to the merger transaction with Ebix, Inc.  Excluding such fees, our Adjusted EBITDA loss would have been INR 141.0 million (USD 1.9 million) for the quarter versus an Adjusted EBITDA loss of INR 205.8 million (USD 2.7 million) for the same quarter last year. We believe our current liquidity position and cost restructuring efforts will provide us with enough capital to withstand a prolonged slowdown in the travel industry should that occur.” Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended June 30, 2020:

•	Revenue of INR 192.0 million (USD 2.5 million).

•	Adjusted Revenue(1) of INR 236.2 million (USD 3.1 million ), representing a decrease of 86.2% YOY.

•	Adjusted Revenue(1) from Air Ticketing of INR 170.2 million (USD 2.3 million), representing a decrease of YOY 85.2%.

•	Adjusted Revenue(1) from Hotels and Packages of INR 11.9 million (USD 0.2 million), representing a decrease of 94.9% YOY.

•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of negative INR 205.0 million (negative USD 2.7 million).

•	Loss for the period of INR 79.5 million (USD 1.1 million).

•	Adjusted EBITDA (2) Loss of INR 309.4 million (USD 4.1 million) representing an increase of 50.3% YOY.

	Three months ended June 30,
	2019	2020	2020	YOY Change
		Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,250,758	192,009	2,542	(91.5)%
Results from operations	(372,669)	(469,201)	(6,212)	(25.9)%
Loss for the period	(367,286)	(79,462)	(1,052)	78.4%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,707,238	236,230	3,128	(86.2)%
Air Ticketing	1,146,940	170,183	2,253	(85.2)%
Hotels and Packages	235,361	11,906	158	(94.9)%
Others (Including Other Income)	324,937	54,141	717	(83.3)%
Adjusted EBITDA (2)	(205,804)	(309,363)	(4,096)	(50.3)%
Operating Metrics
Gross Bookings (3)	26,462,756	(205,029)	(2,715)	-
Air Ticketing	24,006,011	(209,259)	(2,771)	-
Hotels and Packages	2,456,745	4,231	56	-
Net Revenue Margin% (4)
Air Ticketing	4.8%	-
Hotels and Packages	9.6%	-
Quantitative details (5)
Air Passengers Booked	2,213	153		(93.1)%
Stand-alone Hotel Room Nights Booked	347	15		(95.7)%
Packages Passengers Travelled	38	0		(100.0)%

Note:

(1)	Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See section “Certain Non-IFRS Measures.”

(2)	See the section below titled “Certain Non-IFRS Measures.”

(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds. Due to the cancellation of all flights and closure of hotels post implementation of a nationwide lockdown in India, the cancellations in this period far exceeded new bookings for the period thereby resulting in negative Gross Bookings for the current period.

(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the negative Gross Bookings, the Net Revenue Margin number is not applicable for the current period.

(5)	Quantitative details are considered on a gross basis.

As of June 30, 2020, 60,018,662 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2020, the unaudited interim condensed consolidated statement of financial position as of June 30, 2020, the unaudited interim condensed consolidated statement of cash flows for three months ended June 30, 2020 and discussion of the results of the three months ended June 30, 2020 compared with three months ended June 30, 2019, were converted into U.S. dollars at the exchange rate of 75.53 INR per USD, which is based on the noon buying rate as at June 30, 2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus ("COVID-19") was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

Our results for the quarter ending June 30, 2020, have been significantly and negatively impacted by the COVID-19 pandemic and significant erosion of travel demand due to nationwide travel restrictions and lockdown orders. We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. Although travel restrictions and quarantine orders are gradually being lifted, it remains difficult to predict the duration of the long-term impact from the virus.

Ebix Transaction Update

As previously disclosed, on June 5, 2020, the Group provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement"). The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint, which the Group is in the process of responding to. While Ebix has publicly stated that it may assert counterclaims against the Group, no such counterclaims have been filed to date; to the extent such counterclaims are filed, we intend to defend against them vigorously.

Results of Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2019

Revenue.  We generated revenue of INR 192.0 million (USD 2.5 million) in the three months ended June 30, 2020, a decrease of 91.5% compared with INR 2,250.8 million (USD 29.8 million) in three months ended June 30, 2019. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Service Cost.  Our service cost decreased to INR Nil (USD Nil) in the three months ended June 30, 2020 from INR 1,008.1 million (USD 13.3 million) in the three months ended June 30, 2019 primarily due to the decrease in our sales of holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Adjusted Revenue(1)  Our Adjusted revenue decreased by 86.2% to INR 236.2 million (USD 3.1 million) in the three months ended June 30, 2020 from INR 1,707.2 million (USD 22.6 million) in the three months ended June 30, 2019. In the quarter ended June 30, 2020, Adjusted Revenue includes the add-back of INR 15.2 million (USD 0.2 million) in the three months ended June 30, 2020 from INR 434.3 million (USD 5.7 million) in the three months ended June 30, 2019, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate adjusted revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in adjusted revenue resulted mainly from a decrease of 85.2% in our adjusted revenue from Air Ticketing along with a decrease of 94.9% in our adjusted revenue from Hotels and Packages and decrease of 83.3% in Others (Including Other Income) which primarily consists of advertisement income and government grants.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	772,058	157,457	1,195,492	10,523	283,208	24,029	2,250,758	192,009
Add: Customer promotional expenses	374,882	12,726	47,929	1,383	11,459	1,078	434,270	15,187
Service cost	-	-	(1,008,060)	-	-	-	(1,008,060)	-
Other income	-	-	-	-	-	-	30,270	29,034
Adjusted Revenue	1,146,940	170,183	235,361	11,906	294,667	25,107	1,707,238	236,230

Air Ticketing. Revenue from our Air Ticketing business was INR 157.5 million (USD 2.1 million) in the three months ended June 30, 2020 against INR 772.1 million (USD 10.2 million) in the three months ended June 30, 2019.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 170.2 million (USD 2.3 million) in the three months ended June 30, 2020 against INR 1,146.9 million (USD 15.2 million) in the three months ended June 30, 2019. In the quarter ended June 30, 2020 , adjusted revenue (1) for Air Ticketing includes the addition of INR 12.7 million (USD 0.2 million) in the three months ended June 30, 2020 against INR 374.9 million (USD 5.0 million) in the three months ended June 30, 2019 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in adjusted revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 10.5 million (USD 0.1 million) in the three months ended June 30, 2020 against INR 1,195.5 million (USD 15.8 million) in the three months ended June 30, 2019.

Adjusted Revenue (1) for this segment decreased by 94.9% to INR 11.9 million (USD 0.2 million) in the three months ended June 30, 2020 from INR 235.4 million (USD 3.1 million) in the three months ended June 30, 2019. In the quarter ended June 30, 2020, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 1.4 million (USD 0.02 million) against INR 47.9 million (USD 0.6 million) in the three months ended June 30, 2019, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and nationwide lockdown orders implemented in India in March 2020.

Other Revenue.  Our other revenue was INR 24.0 million (USD 0.3 million) in the three months ended June 30, 2020, a decrease from INR 283.2 million (USD 3.7 million) in the three months ended June 30, 2019.

Adjusted Revenue for this segment decreased by 91.5% to INR 25.1 million (USD 0.3 million) in the three months ended June 30, 2020 from INR 294.7 million (USD 3.9 million) in the three months ended June 30, 2019. In the quarter ended June 30, 2020, Adjusted Revenue includes add-back of INR 1.1 million (USD 0.01 million) in the three months ended June 30, 2020 against INR 11.5 million (USD 0.2 million) in the three months ended June 30, 2019 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and alliances income.

Other Income.  Our other income decreased to INR 29.0 million (USD 0.4 million) in the three months ended June 30, 2020 from INR 30.3 million (USD 0.4 million) in the three months ended June 30, 2019 due to decrease in eligible sales for government grant partially offset by gain on account of renegotiation of lease arrangements due to the impact of the COVID-19 pandemic.

Personnel Expenses.  Our personnel expenses decreased by 66.6% to INR 171.5 million (USD 2.3 million) in the three months ended June 30, 2020 from INR 512.9 million (USD 6.8 million) in the three months ended June 30, 2019. This decrease was primarily due to a rationalization of headcount and reducing management salaries by 50% and variable reduction in salaries of 25-75% across the board. Excluding employee share-based compensation costs of INR 0.5 million (USD 0.01 million) in the three months ended June 30, 2020 from INR 3.2 million (USD 0.4 million) in the three months ended June 30, 2019, personnel expenses decreased by 66.4% in the three months ended June 30, 2020.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 92.9% to INR 5.8 million (USD 0.1 million) in the three months ended June 30, 2020 from INR 82.3 million (USD 1.1 million) in the three months ended June 30, 2019, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 21.0 million (USD 0.3 million) against INR 516.5 million (USD 6.8 million) in the three months ended June 30, 2019, 95.9% lower year-over-year for the quarter. Adding back the expenses for consumer promotions and loyalty program costs, Marketing and Sales Promotion Expenses as a percentage of Adjusted Revenue (1) decreased to 8.9% for the current quarter from 30.3% for the quarter ended June 30, 2019.

Other Operating Expenses.  Other operating expenses decreased by 60.1% to INR 353.5 million (USD 4.7 million) in the three months ended June 30, 2020 from INR 886.8 million (USD 11.7 million) in the three months ended June 30, 2019 primarily due to decrease in commission, communication charges, payment gateway charges, rent, provision for doubtful debts and travelling and conveyance charges which is partially offset by legal and professional charges and insurance charges. Other operating expenses also included legal and professional expenses of INR 168.4 million (USD 2.2 million) which pertain to the Ebix Merger transaction.

Adjusted EBITDA loss(1). Due to the forgoing factors, adjusted EBITDA loss(1) increased by 50.3% to INR 309.4 million (USD 4.1 million) in the three months ended June 30, 2020 from adjusted EBITDA loss(1) of INR 205.8 million (USD 2.7 million) in the three months ended June 30, 2019.

Depreciation and Amortization.  Our depreciation and amortization expenses decreased by 2.6% to INR 159.4 million (USD 2.1 million) in the three months ended June 30, 2020 from INR 163.7 million (USD 2.2 million) in the three months ended June 30, 2019 primarily as a result of an decrease in depreciation on tangible assets and amortization of intangible assets which is partially offset by increase in depreciation expense on right of use assets on adoption of IFRS 16.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 469.2 million (USD 6.2 million) in the three months ended June 30, 2020. Our loss for the three months ended June 30, 2019 was INR 372.7 million (USD 4.9 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been loss of INR 468.8 million (USD 6.2 million) for three months ended June 30, 2020 as compared to loss of INR 369.5 million (USD 4.9 million) for three months ended June 30, 2019.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 1.9 million (USD 0.02 million) in the three months ended June 30, 2020 from INR 2.5 million (USD 0.03 million) in the three months ended June 30, 2019.

Finance Income. Our finance income increased to INR 31.4 million (USD 0.4 million) in the three months ended June 30, 2020 from INR 25.7 million (USD 0.2 million) in the three months ended June 30, 2019. The increase was primarily due to an increase in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 38.7 million (USD 0.5 million) in the three months ended June 30, 2020 as compared to INR 48.0 million (USD 0.6 million) in the three months ended June 30, 2019. The decrease was due to decrease in interest on borrowings and loss on account of foreign exchange fluctuation which is partially offset by increase in interest on the lease liability on adoption of IFRS 16.

Change in fair value of warrants. The change in the fair market value of warrants resulted in an income of INR 398.6 million (USD 5.3 million) during the three months ended June 30, 2020.

Income Tax Expense.  Our income tax expense during the three months ended June 30, 2020 was INR (0.3)million (USD (0.00) million) compared to an expense of INR 17.0 million (USD 0.2 million) during the three months ended June 30, 2019.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2020 was INR 79.5 million (USD 1.1 million) as compared to a loss of INR 367.3 million (USD 4.9 million) in the three months ended June 30, 2019. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 477.6 million (USD 6.3 million) for three months ended June 30, 2020 and INR 411.2 million (USD 5.4 million) for three months ended June 30, 2019.

Basic Earnings per Share. Basic earnings per share was INR 1.59 (USD 0.02) in the three months ended June 30, 2020 as compared to basic earnings per share of INR 7.82 (USD 0.10) in the three months endedJune 30, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 9.93 (USD 0.13) in the three months ended June 30, 2020, as compared to INR 8.76 (USD 0.12) in the three months ended June 30, 2019.

Diluted Earnings per Share. Diluted earnings per share was INR 1.64 (USD 0.02) in the three months ended June 30, 2020 as compared to Diluted earnings per share of INR 7.82 (USD 0.10) in the three months ended June 30, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 9.85 (USD 0.13) in the three months ended June 30, 2020 as compared to INR 8.76 (USD 0.12) in the three months ended June 30, 2019.

Liquidity. As of June 30, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 3,675 million (USD 48.7 million). On July 29, 2020, we, through our subsidiary Yatra Online Private Limited had made a payment of INR 800 million (USD 10.6 million) as part of the ATB settlement agreement. The details of the same are available in our Form 6K dated July 29, 2020.

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended June 30, 2020 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on September 9, 2020. Dial in details for the conference call are as follows: US/International dial-in number: +1-323-289-6576. Confirmation Code: 6921153 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, change in fair value of warrants and re-measurement of contingent consideration. Our non-IFRS financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

(1)	See the section below titled “Certain Non-IFRS Measures.”

•	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted earnings per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants, re-measurement of contingent consideration and depreciation and amortization in case of Adjusted EBITDA Profit/(Loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Loss for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Loss  (unaudited)

	Three months ended June 30,
Amount in INR thousands	2019	2020
Loss for the period as per IFRS	(367,286)	(79,462)
Employee share-based compensation costs	3,214	451
Depreciation and amortization	163,651	159,387
Share of loss of joint venture	2,456	1,857
Finance income	(25,742)	(31,391)
Finance costs	48,009	38,696
Change in fair value of warrants	(47,082)	(398,595)
Tax expense	16,976	(306)
Adjusted EBITDA Loss	(205,804)	(309,363)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)

	Three months ended June 30,
Amount in INR thousands	2019	2020
Results from operations (as per IFRS)	(372,669)	(469,201)
Employee share-based compensation costs	3,214	451
Adjusted Results from Operations	(369,455)	(468,750)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)

	Three months ended June 30,
Amount in INR thousands	2019	2020
Loss for the period (as per IFRS)	(367,286)	(79,462)
Employee share-based compensation costs	3,214	451
Net change in fair value of warrants	(47,082)	(398,595)
Adjusted Loss for the Period	(411,154)	(477,606)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)

	Three months ended June 30,
	2019	2020
Basic loss per share (as per IFRS)	(7.82)	(1.59)
Employee share-based compensation costs	0.07	0.01
Net change in fair value of warrants	(1.01)	(8.35)
Adjusted Basic Loss Per Share	(8.76)	(9.93)

Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)

	Three months ended June 30,
	2019	2020
Diluted loss per share (as per IFRS)	(7.82)	(1.64)
Employee share-based compensation costs	0.07	0.01
Net change in fair value of warrants	(1.01)	(8.22)
Adjusted Diluted Loss Per Share	(8.76)	(9.85)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue
(a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	772,058	157,457	1,195,492	10,523	283,208	24,029	2,250,758	192,009
Add: Customer promotional expenses	374,882	12,726	47,929	1,383	11,459	1,078	434,270	15,187
Service cost	-	-	(1,008,060)	-	-	-	(1,008,060)	-
Other income	-	-	-	-	-	-	30,270	29,034
Adjusted Revenue	1,146,940	170,183	235,361	11,906	294,667	25,107	1,707,238	236,230

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India's leading corporate travel services provider with over 700 corporate customers and one of India's leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 103,000 hotels in India and over 1,600,000 hotels around the world. Through its website, www.yatra.com, mobile application and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2020

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2019	2020
	INR	INR	USD
Revenue
Rendering of services	1,985,450	169,652	2,246
Other revenue	265,308	22,357	296
Total revenue	2,250,758	192,009	2,542
Other income	30,270	29,034	384

Service cost	1,008,060	-	-
Personnel expenses	512,946	171,527	2,271
Marketing and sales promotion expenses	82,255	5,836	77
Other operating expenses	886,785	353,494	4,680
Depreciation and amortization	163,651	159,387	2,110
Results from operations	(372,669)	(469,201)	(6,212)

Share of loss of joint venture	(2,456)	(1,857)	(25)
Finance income	25,742	31,391	416
Finance costs	(48,009)	(38,696)	(512)
Change in fair value of warrants - gain	47,082	398,595	5,277
Loss before taxes	(350,310)	(79,768)	(1,056)
Tax expense	(16,976)	306	4
Loss for the period	(367,286)	(79,462)	(1,052)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)

Remeasurement (loss)/gain on defined benefit plan	(3,953)	(3,008)	(40)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)

Foreign currency translation differences (loss)/gain	6,134	(3,044)	(40)

Other comprehensive income / (loss) for the period, net of tax	2,181	(6,052)	(80)

Total comprehensive loss for the period, net of tax	(365,105)	(85,514)	(1,132)

Loss attributable to :
Owners of the Parent Company	(363,244)	(75,805)	(1,005)
Non-Controlling interest	(4,042)	(3,657)	(47)
Loss for the period	(367,286)	(79,462)	(1,052)

Total comprehensive loss attributable to :
Owners of the Parent Company	(361,004)	(81,816)	(1,085)
Non-Controlling interest	(4,101)	(3,698)	(47)
Total comprehensive loss for the period	(365,105)	(85,514)	(1,132)

Loss per share
Basic	(7.82)	(1.59)	(0.02)
Diluted	(7.82)	(1.64)	(0.02)

Weighted average no. of shares
Basic	46,474,071	47,725,568	47,725,568
Diluted	46,474,071	48,467,970	48,467,970

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2020

(Amounts in thousands, except per share data and number of shares)

	March 31, 2020	June 30, 2020	June 30, 2020
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	62,563	49,823	660
Right-of-use assets	538,422	503,283	6,663
Intangible assets and goodwill	1,702,693	1,598,116	21,159
Prepayments and other assets	3,114	2,485	33
Other financial assets	30,233	27,847	369
Term deposits	800	800	11
Other non financial assets	223,618	223,618	2,961
Deferred tax asset	93,831	94,604	1,253
Total non-current assets	2,655,274	2,500,576	33,108

Current assets
Inventories	2,490	2,023	27
Trade and other receivables	2,368,395	1,162,782	15,395
Prepayments and other assets	851,950	666,221	8,821
Income tax recoverable	486,261	376,165	4,980
Other financial assets	273,926	134,637	1,783
Term deposits	754,524	696,756	9,225
Cash and cash equivalents	1,365,370	2,977,415	39,420
Total current assets	6,102,916	6,015,999	79,651

Total assets	8,758,190	8,516,575	112,759

Equity and liabilities
Equity
Share capital	714	823	11
Share premium	18,889,154	19,662,486	260,327
Treasury shares	(11,219)	(11,219)	(149)
Other capital reserve	689,295	649,299	8,597
Accumulated deficit	(18,053,916)	(18,093,475)	(239,553)
Foreign currency translation reserve	(22,087)	(25,131)	(333)
Total equity attributable to equity holders of the Company	1,491,941	2,182,783	28,900
Total Non-controlling interest	19,033	15,335	203
Total equity	1,510,974	2,198,118	29,103

Non-current liabilities
Interest bearing loans and borrowings	485,587	469,400	6,215
Trade and other payables	27,774	28,747	381
Deferred tax liability	37,645	36,431	482
Employee benefits	56,837	49,686	658
Deferred revenue	232,069	226,019	2,992
Other financial liabilities	2	2	1
Total non-current liabilities	839,914	810,285	10,729

Current liabilities
Interest bearing loans and borrowings	1,039,498	249,750	3,307
Trade and other payables	2,859,370	2,989,163	39,576
Employee benefits	79,396	76,257	1,010
Deferred revenue	125,847	140,037	1,854
Income taxes payable	204	408	5
Other financial liabilities	1,342,337	945,103	12,513
Other current liabilities	960,650	1,107,454	14,662
Total current liabilities	6,407,302	5,508,172	72,927
Total liabilities	7,247,216	6,318,457	83,656
Total equity and liabilities	8,758,190	8,516,575	112,759

 Yatra Online, Inc.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2020

 (Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period				(75,805)			(75,805)	(3,657)	(79,462)

Other comprehensive loss
Foreign currency translation differences				-		(3,044)	(3,044)	-	(3,044)
Re-measurement loss on defined benefit plan				(2,967)		-	(2,967)	(41)	(3,008)
Total other comprehensive loss	-	-	-	(2,967)	-	(3,044)	(6,011)	(41)	(6,052)

Total comprehensive loss	-	-	-	(78,772)	-	(3,044)	(81,816)	(3,698)	(85,514)

Share based payments	-	-	-	39,213	(38,762)	-	451	-	451
Exercise of options	-	1,234	-	-	(1,234)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)

Total contribution by owners	109	773,332	-	39,213	(39,996)	-	772,658	-	772,658

Balance as at June 30, 2020	823	19,662,486	(11,219)	(18,093,475)	649,299	(25,131)	2,182,783	15,335	2,198,118

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2020

(Amount in thousands, except per share data and number of shares)

	2019	2020	2020
	INR	INR	USD
Loss before tax	(350,310)	(79,768)	(1,056)
Adjustments for non-cash and non-operating items	233,982	(186,821)	(2,473)
Change in working capital	(770,160)	1,754,554	23,230
Direct taxes paid (net of refunds)	68,281	110,097	1,458
Net cash flows from/(used in) operating activities	(818,208)	1,598,062	21,159
Net cash flows from/(used in) investing activities	(112,569)	53,621	710
Net cash flows from/(used in) financing activities	(163,683)	687,349	9,100
Net increase/(decrease) in cash and cash equivalents	(1,094,460)	2,339,032	30,969
Cash and cash equivalents at the beginning of the period	1,363,671	646,229	8,556
Effect of exchange differences on cash and cash equivalents	(2,900)	(7,846)	(105)
Cash and cash equivalents at the end of the period*	266,311	2,977,415	39,420

* Includes overdraft of INR Nil (INR 796,317 as on June 30, 2019).

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June, 30
(In thousands except percentages)	2019	2020
Quantitative details *
Air Passengers Booked	2,213	153
Stand-alone Hotel Room Nights Booked	347	15
Packages Passengers Travelled	38	0
Gross Bookings
Air Ticketing	24,006,011	(209,259)
Hotels and Packages	2,456,745	4,231
Total	26,462,756	(205,028)
Adjusted Revenue
Air Ticketing	1,146,940	170,183
Hotels and Packages	235,361	11,906
Others (Including Other Income)	324,937	54,141
Total	1,707,238	236,230
Net Revenue Margin%**
Air Ticketing	4.8%	-
Hotels and Packages	9.6%	-

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the negative Gross Bookings, the Net Revenue Margin number is not applicable for the current period.